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                    December 20, 2022

       Patrick McMahon
       Chief Executive Officer
       Public Company Management Corporation
       9340 Wilshire Boulevard, Suite 203
       Beverly Hills, CA 90212

                                                        Re: Public Company
Management Corporation
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed October 25,
2022
                                                            File No. 000-50098

       Dear Patrick McMahon:

               We issued comments to you on the above captioned filing on November 14, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 5, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact Benjamin Holt at 202-551-6614 or Brigitte Lippmann at 202-551-
       3713 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Real Estate & Construction
       cc:                                              Ron Stauber